Exhibit 99.2

Sphere 3D Completes 1-for-25 Reverse Stock Split

SAN JOSE, CA – July 11, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization and data management solution provider, today announced that it has effected the previously approved share consolidation (also known as a reverse stock split) of its common shares on a 1-for-25 basis.

The Company’s common shares will begin trading on a post-consolidation basis on the NASDAQ Capital Market, as of the opening of trading on July 12, 2017 under a new CUSIP number 84841L209 and under the existing trading symbol “ANY”.

Following the share consolidation, every 25 issued and outstanding common shares of the Company will be automatically combined and converted into one issued and outstanding common share. Where the share consolidation results in a fractional share, the number of new common shares issued will be rounded to the nearest whole share (with one half being rounded upward). No fractional shares will be issued.

The share consolidation is intended to increase the per share trading price of Sphere 3D’s common shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market.

About Sphere 3D
Sphere 3D Corp. (NASDAQ:ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, including our ability to regain compliance with the NASDAQ minimum closing bid price requirement between now and July 31, 2017; our inability to take other actions to regain compliance with the NASDAQ minimum closing bid price requirement; our ability to maintain compliance with other NASDAQ Capital Market listing requirements; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Contact Information:
Investor Relations
Mike Bishop
The Blueshirt Group
Tel: +1 415-217-4968
mike@blueshirtgroup.com
Or
Lauren Sloane
The Blueshirt Group
Tel: +1 414-217-2632
lauren@blueshirtgroup.com

SOURCE: Sphere 3D Corp.